UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year ended December 31, 2001

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 000-21949

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PACIFICARE HEALTH SYSTEMS, INC. SAVINGS AND PROFIT-SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and *the address of its principal executive office:*

PacifiCare Health Systems, Inc.
3120 Lake Center Drive
Santa Ana, CA 92704

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Audited Financial Statements and Supplemental Schedule
Year ended December 31, 2001

Contents

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan

Year ended December 31, 2001
with Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
18111 Von Karman Avenue
Irvine, California 92612-1007

Phone: (949) 794-2300
Fax: (949) 437-0590
www.ey.com

Report of Independent Auditors

PacifiCare Health Systems, Inc. as
Plan Administrator for
The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

We have audited the accompanying statements of net assets available for benefits of The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

Irvine, California
May 21, 2002

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
Assets		
Cash	**$ 223,967**	$ 484,757
Investments, at fair value	**283,419,527**	296,391,006
Contributions receivable:		
Employee	**768,559**	810,998
Employer	**1,268,726**	820,218
Interest income receivable	**34,296**	79,075
Total assets	**285,715,075**	298,586,054
Liabilities		
Due to broker	**191,376**	–
Net assets available for benefits	**$ 285,523,699**	$ 298,586,054

See accompanying notes.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions	
Contributions:	
Employee	$ 26,739,748
Employer	20,795,755
Net investment income (loss):	
Interest income	711,610
Dividends	8,368,318
Net realized/unrealized depreciation	(35,277,710)
Total additions	21,337,721
Deductions	
Benefit and withdrawal payments to participants	32,900,948
Administration fees	1,499,128
Total deductions	34,400,076
Net decrease	(13,062,355)
Net assets available for benefits:	
Beginning of year	298,586,054
End of year	$ 285,523,699

See accompanying notes.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 2001

1. Description of Plan

General

The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan (the "Plan"), effective July 1, 1985, as amended, is a defined contribution profit-sharing plan that covers employees of PacifiCare Health Systems, Inc. and subsidiaries (the "Company"), and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As amended and restated, the Plan is intended to comply with Code sections 401, 401(k), 401(m)(ii), and 402(a), and is also an eligible individual account plan as defined in ERISA Section 407(d)(3), and provides for the acquisition and holding of qualifying employer securities, as defined in ERISA Section 401(d)(5).

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Contributions and Benefits

Employees are eligible to participate in the Plan on the first day of the month after completing 75 days of service.

Participants may elect to defer the receipt of a portion (in whole percentages not less than 2% up to 15%) of their compensation (deferred savings account) subject to: limit of $10,500 in 2001 by Internal Revenue Code (the Code) Section 402(g). If any participant's compensation deferral for a year exceeds the maximum allowable for that year, the excess contribution is returned to the Company and then paid to the participant as taxable compensation. Furthermore, Code Section 401(k) and the Plan limit the amount certain highly compensated individuals may contribute, based on amounts contributed by lower compensated individuals.

The Company makes mandatory contributions to participants' accounts equal to 3% of all eligible compensation paid. Each participant's account is credited with an amount equal to 3% of his or her eligible compensation received each pay period.

1. Description of Plan (continued)

Contributions and Benefits (continued)

The Company also contributes a matching amount on behalf of each participant equal to 50% of the amount of compensation deferred by each participant to a maximum of 3% of the participant's eligible compensation (matching account).

The Company may also contribute an additional amount (discretionary profit-sharing account) at its sole discretion, as determined by the Company's Board of Directors, based on the financial success of the Company. The Company elected not to make an additional contribution for the year ended December 31, 2001. The Company's discretionary contribution is allocated to the accounts of active participants who have completed 1,000 or more hours of service to the Plan year in question, in proportion to their eligible compensation. Pursuant to this allocation, eligible compensation is limited to $85,000 in 2001.

Participants are immediately and fully vested in their 3% profit-sharing account and deferred savings account. Participants vest in their matching account and discretionary profit-sharing accounts at the rate of 25% per year. Participants become fully vested in their matching account in the event of death, disability or reaching normal retirement age. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The balance of forfeited nonvested accounts was $167,596 and $1,232,188 as of December 31, 2001 and 2000, respectively.

The income of the Plan, together with any gains or losses in the value of the investments, increases or decreases participants' accounts proportionately based on the relationship of their account balances to total account balances.

No amounts are payable prior to the participant's normal retirement, death, disability or termination of employment. In cases of termination, the participant may elect to defer payment until five years after the normal retirement date, age 65. Retirement and disability payments greater than $5,000 may be paid in a lump sum, an annuity, or in substantially equal installments. All payments less than $5,000 will be paid in a lump sum.

1. Description of Plan (continued)

Contributions and Benefits (continued)

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The fully vested accounts would become payable as determined by the Administrative Committee.

Participant Loans

Plan participants may borrow, as a loan from their accumulated contributions, a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1 to 5 years or up to 10 years for hardship circumstances as defined by the Plan. The loans are collateralized by the balance in the participant's account and bear interest at 2% above the current prime rate. Principal and interest are paid ratably through biweekly payroll deductions.

2. Summary of Significant Accounting Policies

Valuation of Investments

Investments in mutual funds are carried at fair value based on the quoted market price of the underlying investments.

Quoted market prices are used to value common stocks, corporate bonds and U.S. securities.

Investments in participating units in Wells Fargo Bank's short-term income fund are stated at redemption price which approximates cost.

Participant loans are recorded at cost, which approximates fair value.

2. Summary of Significant Accounting Policies (continued)

Investment Income

Interest and dividends are recorded as earned. Realized and unrealized net investment gains or losses are recorded based on the cost of units held by the Plan and fluctuations in the fair value of the underlying investments. Purchases and sales of investments are reflected on the trade dates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Administration of Plan Assets

The assets of the Plan are administered by the Plan's Administrative Committee, appointed by the Company's Board of Directors, with the assistance of the Trustee, Wells Fargo Bank ("Wells Fargo"). Under the trust agreement, the Trustee holds the trust assets and makes payments as directed by the Administrative Committee. Participants are permitted to direct the investment of their accounts among investment options selected by the Administrative Committee. Participants may change their investment options daily. The Plan pays all administrative expenses.

4. Investments

The Plan holds investments managed by an investment management company that invested in common stocks, corporate and foreign bonds and U.S. government securities in addition to mutual fund shares offered by several registered investment companies and participating units in the Wells Fargo Bank Short-Term Income Fund and Institutional Money Market Fund based upon the guidance provided by the investment advisor.

4. Investments (continued)

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2001	December 31, 2000
Fidelity Equity Income Fund #23	**$ 44,501,941**	$ 44,594,942
Putnam Voyager Fund Class A	**60,331,524**	83,751,747
Vanguard Institutional Index Fund #94	**29,523,432**	27,851,012
Western Asset Intermediate Portfolio	**31,567,912**	20,604,103
Alleghany Montag & Caldwell Balance Fund 1	**48,575,304**	53,158,522
T. Rowe Price International Stock Fund #37	**21,253,042**	27,748,803
PacifiCare Health Systems, Inc. common stock	**17,094,893**	*
Wells Fargo Bank Short-Term Income Fund	**18,052,232**	*

* Investment balance is less than 5 percent of the Plan's net assets.

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during 2001 as follows:

Common stocks	$ 4,664,936
Corporate bonds	10,866
Mutual funds	(39,953,512)
Net depreciation in fair value of investments	$ (35,277,710)

Investments in the Wells Fargo Bank Short-Term Income and Institutional Money Market Funds are party-in-interest transactions with the Trustee for which a statutory exemption exists. At December 31, 2001 and 2000, the Plan held $18,052,232 and $13,658,969 in participating Short-Term Income Fund units, respectively (at cost, which approximates fair value). During the year ended December 31, 2001, the Plan purchased $111,650,407, sold $106,253,897 and reinvested $780,550 of interest income in participating units of this fund. During the year ended December 31, 2001, the Plan purchased $29,873,609, sold $29,873,609 and reinvested $9,986 of interest income in participating units of Wells Fargo's Institutional Money Market Fund (none held at December 31, 2001 and 2000).

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 25, 1996, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

6. Reconciliation to Form 5500

Net assets available for benefits and benefit payments as recorded in these financial statements differ from amounts reported in the Company's Form 5500 as filed with the Department of Labor. In these financial statements, pursuant to accounting principles generally accepted in the United States, accrued benefits payable of $628,803 and $472,535 at December 31, 2001 and 2000, respectively, are not recognized until paid.

Supplemental Schedule

PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

EIN: 33-0064895 Plan:001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Shares or Par Value	Identity of Issue	Cost**	Current Value
	Mutual Funds		
912,486	Fidelity Equity Income Fund #23		$ 44,501,941
3,487,371	Putnam Voyager Fund Class A		60,331,524
356,998	State Street Global Advisor Small Cap Fund #339		7,414,857
281,470	Vanguard Institutional Index Fund #94		29,523,432
34,379	Vanguard Small Cap Index Fund		681,399
2,992,219	Western Asset Intermediate Portfolio		31,567,912
2,857,371	Alleghany Montag & Caldwell Balanced Fund 1		48,575,304
1,933,853	T. Rowe Price International Stock Fund #37		21,253,042
	Total Mutual Funds		243,849,411
	Common Stocks		
7,451,028	PacifiCare Health Systems Inc.*		17,094,893
	Total Common Stocks		17,094,893
	Participant Loans Receivable		
4,422,991	Participant loans, 7% to 12% through 2013		4,422,991
	Short-Term Income Fund		
18,052,232	Wells Fargo Bank Short-Term Income Fund*		18,052,232
	Total Investments		$ 283,419,527

* Investment with a party-in-interest

** Historical cost information is not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

DATE: June 24, 2002

BY: Susan L. Berkel

Susan L. Berkel
Senior Vice President and
Corporate Controller
(Chief Accounting Officer)

EXHIBIT INDEX

Exhibit 23	Consent of Independent Auditors

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-0064895) pertaining to the Savings and Profit-Sharing Plan of PacifiCare Health Systems, Inc. of our report dated May 21, 2002 with respect to the financial statements and supplemental schedule of the PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst + Young LLP

Irvine, California
June 21, 2002